UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

INFRASTRUCTURE AND ENERGY ALTERNATIVES, INC.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

45686J104

(CUSIP Number)

Alison S. Ressler, Esq.

Rita-Anne O’Neill, Esq.

Sullivan & Cromwell LLP

1888 Century Park East, Suite 2100

Los Angeles, California 90067

(310) 712-6600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 13, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 45686J104

1.	Names of Reporting Persons Ares Special Situations Fund IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,977,560* (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,977,560* (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,977,560* (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.2%** (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) PN

* Includes 450,000 shares of Common Stock (as defined herein) issuable upon exercise of the Tranche 1 Warrants (as defined herein).  The Tranche 1 Warrants will be issued to ASSF IV (as defined herein) upon closing of the Tranche 1 Investment (as defined herein), which closing is subject to material conditions that are outside of the control of the Reporting Persons (as defined herein).

** The calculation of the percentage of outstanding shares is based on (i) 22,252,489 shares of Common Stock outstanding as of August 14, 2019 as disclosed by the Issuer (as defined herein) in its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 14, 2019 (the “Form 10-Q”) plus (ii) 1,977,560 shares of Common Stock issuable upon exercise of the Warrants (as defined herein) held by ASSF IV.

CUSIP No. 45686J104

1.	Names of Reporting Persons ASSF Operating Manager IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,977,560* (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,977,560* (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,977,560* (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.2%** (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) PN

* Includes 450,000 shares of Common Stock issuable upon exercise of the Tranche 1 Warrants.  The Tranche 1 Warrants will be issued to ASSF IV upon closing of the Tranche 1 Investment, which closing is subject to material conditions that are outside of the control of the Reporting Persons.

** The calculation of the percentage of outstanding shares is based on (i) 22,252,489 shares of Common Stock outstanding as of August 14, 2019 as disclosed by the Issuer in the Form 10-Q plus (ii) 1,977,560 shares of Common Stock issuable upon exercise of the Warrants held by ASSF IV.

CUSIP No. 45686J104

1.	Names of Reporting Persons ASOF Holdings I, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 450,000* (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 450,000* (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 450,000* (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.0%** (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

* Includes 450,000 shares of Common Stock issuable upon exercise of the Tranche 1 Warrants.  The Tranche 1 Warrants will be issued to ASOF (as defined herein) upon closing of the Tranche 1 Investment, which closing is subject to material conditions that are outside of the control of the Reporting Persons.

** The calculation of the percentage of outstanding shares is based on (i) 22,252,489 shares of Common Stock outstanding as of August 14, 2019 as disclosed by the Issuer in the Form 10-Q plus (ii) 450,000 shares of Common Stock issuable upon exercise of the Warrants held by ASOF.

CUSIP No. 45686J104

1.	Names of Reporting Persons ASOF Investment Management LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 450,000* (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 450,000* (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 450,000* (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.0%** (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

* Includes 450,000 shares of Common Stock issuable upon exercise of the Tranche 1 Warrants.  The Tranche 1 Warrants will be issued to ASOF upon closing of the Tranche 1 Investment, which closing is subject to material conditions that are outside of the control of the Reporting Persons.

** The calculation of the percentage of outstanding shares is based on (i) 22,252,489 shares of Common Stock outstanding as of August 14, 2019 as disclosed by the Issuer in the Form 10-Q plus (ii) 450,000 shares of Common Stock issuable upon exercise of the Warrants held by ASOF.

CUSIP No. 45686J104

1.	Names of Reporting Persons Ares Management LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,427,560* (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,427,560* (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,427,560* (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.8%** (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

* Includes 900,000 shares of Common Stock issuable upon exercise of the Tranche 1 Warrants.  The Tranche 1 Warrants will be issued to ASSF IV and ASOF upon closing of the Tranche 1 Investment, which closing is subject to material conditions that are outside of the control of the Reporting Persons.

** The calculation of the percentage of outstanding shares is based on (i) 22,252,489 shares of Common Stock outstanding as of August 14, 2019 as disclosed by the Issuer in the Form 10-Q plus (ii) 2,427,560 shares of Common Stock issuable upon exercise of the Warrants held by ASSF IV and ASOF.

CUSIP No. 45686J104

1.	Names of Reporting Persons Ares Management Holdings L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,427,560* (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,427,560* (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,427,560* (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.8%** (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) PN

* Includes 900,000 shares of Common Stock issuable upon exercise of the Tranche 1 Warrants.  The Tranche 1 Warrants will be issued to ASSF IV and ASOF upon closing of the Tranche 1 Investment, which closing is subject to material conditions that are outside of the control of the Reporting Persons.

** The calculation of the percentage of outstanding shares is based on (i) 22,252,489 shares of Common Stock outstanding as of August 14, 2019 as disclosed by the Issuer in the Form 10-Q plus (ii) 2,427,560 shares of Common Stock issuable upon exercise of the Warrants held by ASSF IV and ASOF.

CUSIP No. 45686J104

1.	Names of Reporting Persons Ares Holdco LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,427,560* (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,427,560* (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,427,560* (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.8%** (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

* Includes 900,000 shares of Common Stock issuable upon exercise of the Tranche 1 Warrants.  The Tranche 1 Warrants will be issued to ASSF IV and ASOF upon closing of the Tranche 1 Investment, which closing is subject to material conditions that are outside of the control of the Reporting Persons.

** The calculation of the percentage of outstanding shares is based on (i) 22,252,489 shares of Common Stock outstanding as of August 14, 2019 as disclosed by the Issuer in the Form 10-Q plus (ii) 2,427,560 shares of Common Stock issuable upon exercise of the Warrants held by ASSF IV and ASOF.

CUSIP No. 45686J104

1.	Names of Reporting Persons Ares Holdings Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,427,560* (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,427,560* (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,427,560* (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.8%** (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) CO

* Includes 900,000 shares of Common Stock issuable upon exercise of the Tranche 1 Warrants.  The Tranche 1 Warrants will be issued to ASSF IV and ASOF upon closing of the Tranche 1 Investment, which closing is subject to material conditions that are outside of the control of the Reporting Persons.

** The calculation of the percentage of outstanding shares is based on (i) 22,252,489 shares of Common Stock outstanding as of August 14, 2019 as disclosed by the Issuer in the Form 10-Q plus (ii) 2,427,560 shares of Common Stock issuable upon exercise of the Warrants held by ASSF IV and ASOF.

CUSIP No. 45686J104

1.	Names of Reporting Persons Ares Management Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,427,560* (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,427,560* (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,427,560* (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.8%** (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) CO

* Includes 900,000 shares of Common Stock issuable upon exercise of the Tranche 1 Warrants.  The Tranche 1 Warrants will be issued to ASSF IV and ASOF upon closing of the Tranche 1 Investment, which closing is subject to material conditions that are outside of the control of the Reporting Persons.

** The calculation of the percentage of outstanding shares is based on (i) 22,252,489 shares of Common Stock outstanding as of August 14, 2019 as disclosed by the Issuer in the Form 10-Q plus (ii) 2,427,560 shares of Common Stock issuable upon exercise of the Warrants held by ASSF IV and ASOF.

CUSIP No. 45686J104

1.	Names of Reporting Persons Ares Voting LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,427,560* (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,427,560* (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,427,560* (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.8%** (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

* Includes 900,000 shares of Common Stock issuable upon exercise of the Tranche 1 Warrants.  The Tranche 1 Warrants will be issued to ASSF IV and ASOF upon closing of the Tranche 1 Investment, which closing is subject to material conditions that are outside of the control of the Reporting Persons.

** The calculation of the percentage of outstanding shares is based on (i) 22,252,489 shares of Common Stock outstanding as of August 14, 2019 as disclosed by the Issuer in the Form 10-Q plus (ii) 2,427,560 shares of Common Stock issuable upon exercise of the Warrants held by ASSF IV and ASOF.

CUSIP No. 45686J104

1.	Names of Reporting Persons Ares Management GP LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,427,560* (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,427,560* (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,427,560* (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.8%** (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

* Includes 900,000 shares of Common Stock issuable upon exercise of the Tranche 1 Warrants.  The Tranche 1 Warrants will be issued to ASSF IV and ASOF upon closing of the Tranche 1 Investment, which closing is subject to material conditions that are outside of the control of the Reporting Persons.

** The calculation of the percentage of outstanding shares is based on (i) 22,252,489 shares of Common Stock outstanding as of August 14, 2019 as disclosed by the Issuer in the Form 10-Q plus (ii) 2,427,560 shares of Common Stock issuable upon exercise of the Warrants held by ASSF IV and ASOF.

CUSIP No. 45686J104

1.	Names of Reporting Persons Ares Partners Holdco LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,427,560* (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,427,560* (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,427,560* (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.8%** (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

* Includes 900,000 shares of Common Stock issuable upon exercise of the Tranche 1 Warrants.  The Tranche 1 Warrants will be issued to ASSF IV and ASOF upon closing of the Tranche 1 Investment, which closing is subject to material conditions that are outside of the control of the Reporting Persons.

** The calculation of the percentage of outstanding shares is based on (i) 22,252,489 shares of Common Stock outstanding as of August 14, 2019 as disclosed by the Issuer in the Form 10-Q plus (ii) 2,427,560 shares of Common Stock issuable upon exercise of the Warrants held by ASSF IV and ASOF.

This Amendment No. 1 to the statement on Schedule 13D amends and supplements the statement on Schedule 13D filed by the Reporting Persons on May 23, 2019 (the “Original Schedule 13D,” and together with this Amendment No. 1, the “Schedule 13D”). Except as amended in this Amendment No. 1, the Original Schedule 13D remains in full force and effect. Terms defined in the Original Schedule 13D are used in this Amendment No. 1 as so defined, unless otherwise defined in this Amendment No. 1.

Item 2. Identity and Background

Item 2 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a) This statement is being filed jointly by (i) Ares Special Situations Fund IV, L.P., (“ASSF IV”), (ii) ASSF Operating Manager IV, L.P. (“ASSF Operating Manager IV”), (iii) ASOF Holdings I, L.P. (“ASOF”), (iv) ASOF Investment Management LLC (“ASOF Investment Management”), (v) Ares Management LLC, (vi) Ares Management Holdings L.P. (“Ares Management Holdings”), (vii) Ares Holdco LLC (“Ares Holdco”), (viii) Ares Holdings Inc. (“Ares Holdings”), (ix) Ares Management Corporation (“Ares Management”), (x) Ares Voting LLC (“Ares Voting”), (xi) Ares Management GP LLC (“Ares Management GP”) and (xii) Ares Partners Holdco LLC (“Ares Partners”) (collectively, the “Reporting Persons”). The Reporting Persons have entered into a joint filing agreement, dated as of August 15, 2019, a copy of which is attached hereto as Exhibit 99.2.

(b) The address of the principal office of each of the Reporting Persons, the Board Members (as defined herein) and the other individuals set forth in Schedule A hereto (such other individuals together with the Board Members, the “Managers”) is c/o Ares Management LLC, 2000 Avenue of the Stars, 12th Floor, Los Angeles, California 90067.

(c) The Reporting Persons are either holding companies without operations, or are principally engaged in the business of investment management and investing in securities. The manager of ASSF IV is ASSF Operating Manager IV, and the general partner of ASSF Operating Manager IV is Ares Management LLC. The manager of ASOF is ASOF Investment Management, and the sole member of ASOF Investment Management is Ares Management LLC. The sole member of Ares Management LLC is Ares Management Holdings and the general partner of Ares Management Holdings is Ares Holdco. The sole member of Ares Holdco is Ares Holdings.  The sole stockholder of Ares Holdings is Ares Management. Ares Management GP is the sole holder of the Class B common stock, $0.01 par value per share, of Ares Management (the “Class B Common Stock”) and Ares Voting is the sole holder of the Class C common stock, $0.01 par value per share, of Ares Management (the “Class C Common Stock”). Pursuant to Ares Management’s Certificate of Incorporation in effect as of the date hereof, the holders of the Class B Common Stock and the Class C Common Stock, collectively, will generally have the majority of the votes on any matter submitted to the stockholders of Ares Management if certain conditions are met. The officers and directors of Ares Management and their principal occupations are set forth in Schedule A hereto. The sole member of both Ares Management GP and Ares Voting is Ares Partners. Ares Partners is managed by a board of managers, which is composed of Michael J. Arougheti, Ryan Berry, R. Kipp deVeer, David B. Kaplan, Michael R. McFerran, Antony P. Ressler and Bennett Rosenthal (collectively, the “Board Members”). Mr. Ressler generally has veto authority over Board Members’ decisions. The present principal occupation of each of the Board Members is set forth in Schedule A hereto.

Each of the Reporting Persons, other than ASSF IV and ASOF with respect to the Common Stock issuable upon exercise of the Warrants (as defined herein) to purchase Common Stock held directly by them, and the Managers, and the other directors, officers, partners, stockholders, members and managers of the Reporting Persons, expressly disclaims beneficial ownership of the Common Stock, for purposes of Section 13(d) of the Act and the rules thereunder.

(d) During the last five years, none of the Reporting Persons or the Managers have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons or the Managers have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Reporting Persons is organized in the State of Delaware. Each of the Managers, other than Ryan Berry, is a citizen of the United States. Ryan Berry is a citizen of Canada.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended by adding the following at the end of the last paragraph thereof:

The Tranche 1 Warrants (as defined herein) to be received by the Reporting Persons in connection with the acquisition of the Issuer’s Series B Preferred Stock (the “Series B Preferred Stock”) in connection with the Tranche 1 Investment (as defined herein), as described in Item 6 below, will be received for no separate consideration.

Item 4. Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and restated in its entirety:

Pursuant to the terms of the Series B Certificate (as defined herein), the Reporting Persons currently have the right to designate and appoint one director to the Issuer’s board of directors (the “Board”).  The Reporting Persons have not yet exercised this right.  In addition, from and after September 13, 2019, and for so long as Ares Management LLC, on behalf of its affiliated funds, investment vehicles and/or managed accounts (“Ares”), and its affiliates hold at least 50% of the Tranche 1 Series B Preferred Stock (as defined herein) issued to them on August 13, 2019, the Reporting Persons shall have the right to designate and appoint one additional director to the Board.

The Reporting Persons and their respective representatives have engaged and/or may engage, from time to time, in discussions with the Issuer’s management and/or the Board, including any special committees of the Board, and/or their respective advisors, regarding, among other things, the Issuer’s business, strategies, management, governance, operations, performance, financial matters, capital structure, corporate expenses, backlog and prospects, status of projects, market positioning and strategic and other transactions (including transactions involving one or more of the Reporting Persons and/or their respective affiliates and/or portfolio companies and/or other stockholders of the Issuer), and have engaged and intend to, from time to time, engage in discussions with other current or prospective holders of its Common Stock and/or other equity, debt, notes, instruments or securities, or rights convertible into or exchangeable or exercisable for Common Stock or such other equity, debt, notes, instruments or securities of, the Issuer (collectively, “Securities”), industry analysts, existing or potential strategic partners, acquirers or competitors, financial sponsors, investment firms, investment professionals, capital or potential capital sources (including co-investors), providers of letters of credit and surety bonds, operators, financial, engineering, operating and other consultants and advisors and other third parties regarding such matters (in each case, including with respect to providing or potentially providing capital to the Issuer or to existing or potential strategic partners or acquirers of the Issuer) as well as other matters set forth in clauses (a)-(j) of Item 4 of this Schedule 13D.  These discussions have encompassed, and the Reporting Persons expect will encompass, a broad range of matters relating to the Issuer, including, among other things, the Issuer’s business, operations, finances, management, organizational documents, ownership, capital and corporate structure, dividend policy, corporate governance, the Board and committees thereof, management and director incentive programs, strategic alternatives and transactions as a means of enhancing the value of one or more Securities held by the Reporting Persons, including the sale of the Issuer, its Securities or certain of its subsidiaries, businesses or assets or a business combination or other strategic transaction involving the Issuer or its subsidiaries (and potentially involving one or more of the Reporting Persons and/or their respective affiliates and/or portfolio companies and/or other stockholders of the Issuer), and any regulatory or legal filings, clearances, approvals or waivers relating to the foregoing.  In particular, the Reporting Persons expect to promptly engage in discussions with other stockholders of the Issuer on the implementation of the Tranche 1 Investment, the provisions of the Non-Binding Term Sheet and the Potential Tranche 2 Investment.  The Reporting Persons anticipate these discussions will encompass, among other things, coordinated voting activities, the sale of the Issuer at the direction of the holders of the Series B Preferred Stock and governance rights among the stockholders of the Issuer.  The Reporting Persons may exchange information with the Issuer or other persons or entities pursuant to confidentiality or similar agreements and may enter into expense reimbursement agreements with the Issuer and others.  The Reporting Persons intend to consider, explore and develop plans, make proposals and negotiate agreements with respect to or relating to, among other things, the foregoing matters and may take other steps seeking to bring about changes with respect to the Issuer to increase the value of one or more Securities held by the Reporting Persons as well as pursue other plans or proposals that relate to or could result in any of the matters set forth in clauses (a)-(j) of Item 4 of Schedule 13D.  The Reporting Persons may also take steps to explore or prepare for various plans, proposals or actions, or propose transactions, regarding any of the foregoing matters, before forming an intention to engage in any such plans, proposals or actions or proceed with any such transactions.

The Reporting Persons intend to review their investment in the Issuer on an ongoing basis.  Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer’s business, financial position, results, strategic direction or prospects or any strategic alternatives or transactions, actions taken by the Issuer’s management or the Board, price levels of one or more Securities, other investment opportunities available to the Reporting Persons, conditions in the securities, loan or bond markets, general economic or industry conditions or any changes in law or regulations, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, the actions and matters described in the preceding paragraph, acquiring, or causing to be acquired, additional Securities, including, without limitation, taking a control position in one or more of the Securities, or disposing of, or causing to be disposed, some or all of the Securities beneficially owned by them, in the public market, in privately negotiated transactions or otherwise, modifying or seeking to modify the terms of any Securities held by them, including through refinancing such Securities, entering into derivatives transactions and other agreements or instruments that increase or decrease the Reporting Persons’ economic exposure with respect to their investment in the Issuer, forming joint ventures with the Issuer or with third parties with respect to the Issuer, its assets or Securities or its subsidiaries, providing debt financing or other forms of capital to the Issuer or to potential strategic partners or acquirers of the Issuer, pledging their interest in Securities as a means of obtaining liquidity or as credit support for loans or other extensions of credit, entering into strategic or other transactions involving the Issuer, its assets or Securities or its subsidiaries and one or more of the Reporting Persons and/or their affiliates and/or portfolio companies and/or other stockholders of the Issuer, including a potential take-private transaction, or forming, making or undertaking other purposes, plans or proposals regarding the Issuer or any of its Securities or its subsidiaries, businesses or assets. If the Reporting Persons were to acquire additional Securities, the Reporting Persons’ ability to influence the Issuer’s management, the Board or the policies of the Issuer may increase.

As described in Item 6 of this Schedule 13-D, ASSF IV and ASOF agreed to purchase from the Issuer, for an aggregate purchase price of $50,000,000, an aggregate of 50,000 additional shares of Series B Preferred Stock and the Tranche 1 Warrants to purchase 900,000 shares of Common Stock at an exercise price per share of $0.0001.  ASSF IV and ASOF will each purchase 25,000 shares of Series B Preferred Stock and 450,000 Tranche 1 Warrants. In addition, the Issuer and Ares Management LLC, on behalf of one or more funds, investment vehicles and/or accounts managed or advised by Ares Management LLC or one or more of its affiliates, entered into the Non-Binding Term Sheet providing, among other things, for (i) the sale of an additional 110,000 shares of Series B Preferred Stock and Tranche 2 Warrants to purchase 4,600,000 shares of Common Stock, 60% of which are currently contemplated to be purchased by one or more affiliates of or funds managed by Ares Management LLC and/or co-investors, and 40% of which are currently contemplated to be purchased by a third party purchaser not yet identified and (ii) the Merger (as defined herein).

The information set forth in Item 6 of this Schedule 13D is incorporated by reference into this Item 4.

Item 5. Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a) Aggregate Number and Percentage of Securities.  As of the date that this Schedule 13D is filed, ASSF IV directly holds Warrants that are exercisable for 1,977,560 shares of Common Stock and ASOF directly holds Warrants that are exercisable for 450,000 shares of Common Stock.  These numbers includes 900,000 shares of Common Stock issuable upon exercise of the Tranche 1 Warrants.  Tranche 1 Warrants exercisable for 450,000 shares of Common Stock will be issued to each of ASSF IV and ASOF upon closing of the Tranche 1 Investment, which closing is subject to material conditions that are outside of the control of the Reporting Persons.  The Reporting Persons, as a result of the relationships described in Item 2, may be deemed to directly or indirectly beneficially own the shares of Common Stock underlying the Warrants held by ASSF IV, which are reported on the cover pages to this Schedule 13D for such Reporting Persons, as applicable.  See also Items 11 and 13 of the cover pages to, and Item 2 of, this Schedule 13D for the percentage of Common Stock underlying the Warrants beneficially owned by each of the Reporting Persons.

Pursuant to Rule 13d-3(d)(1)(i) under the Act, the beneficial ownership disclosed on the cover pages of this Schedule 13D includes shares of Common Stock that currently may be issued upon the exercise of the Warrants and the conversion of the Series B Preferred Stock described above.  The applicable ownership percentages reported in this Schedule 13D are based on (i) 22,252,489 shares of Common Stock outstanding as of August 14, 2019 as disclosed by the Issuer in the Form 10-Q plus (ii) up to 2,427,560 shares of Common Stock issuable upon the exercise of the Warrants held by certain of the Reporting Persons.

(b) Power to Vote and Dispose. See Items 7 through 10 of the cover pages to, and Item 2 of, this Schedule 13D for the aggregate number of shares of Common Stock issuable upon the exercise of the Warrants deemed to be beneficially owned by each of the Reporting Persons, as to which there is sole or shared power to vote or to direct the vote, or sole or shared power to dispose or to direct the disposition.

(c) Transactions within the past 60 days. Except for the information set forth in this Schedule 13D, including in Items 3, 4 and 6, which is incorporated herein by reference, none of the Reporting Persons has effected any transaction related to the Common Stock during the past 60 days.

(d) Certain Rights of Other Persons. Except as otherwise described in this Schedule 13D, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Schedule 13D.

(e) Date Ceased to be a 5% Owner. Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

A.            May 2019 Transactions

Equity Commitment Agreement

On May 14, 2019, ASSF IV entered into an Equity Commitment Agreement, which was amended and restated on May 20, 2019 (the “Equity Commitment Agreement”), by and among ASSF IV, the Issuer and other investors.  The Equity Commitment Agreement provides that the Issuer shall issue to ASSF IV shares of the Series B Preferred Stock and Warrants on the closing date, which was May 20, 2019 (the “Closing Date”).  ASSF IV purchased an aggregate principal amount of $30,000,000 of Series B Preferred Stock and warrants with an exercise price of $0.0001 per share (“Warrants”) to purchase 1,527,560 shares of Common Stock pursuant to the Equity Commitment Agreement (the “May 2019 Warrants”).

In addition to the May 2019 Warrants, the Equity Commitment Agreement provides that the Issuer may be required to issue additional Warrants to ASSF IV depending upon the Issuer’s EBITDA, as defined in the Equity Commitment Agreement, (calculated on a last twelve month basis) on the last calendar day of each month during the twelve month period commencing on the first anniversary of the Closing Date and ending on the second anniversary of the Closing Date.  ASSF IV will also be issued additional Warrants to the extent additional shares of Common Stock are issued pursuant to that certain Agreement and Plan of Merger, dated November 3, 2017, by and among the Issuer, IEA Energy Services, LLC, Infrastructure and Energy Alternatives, LLC, and the other parties thereto, upon conversion of the Issuer’s Series A Preferred Stock, and in the event of exercises of certain other warrants and equity rights.

In addition, ASSF IV has a right of first refusal (the “ROFR”) through December 31, 2019 with respect to any Issuer transactions involving a debt or equity financing (other than a public offering of common stock) resulting in gross proceeds of at least $25 million to the Issuer or any of its subsidiaries resulting in a deleveraging of the Issuer’s consolidated balance sheet following the Closing Date.  If the Tranche 1 Investment is completed, the ROFR will be amended as described below under “B.  August 2019 Transactions—Second Equity Commitment Agreement”.

Warrant Certificate

The warrant certificate for the May 2019 Warrants issued to ASSF IV pursuant to the Equity Commitment Agreement provides that the holder may exercise the May 2019 Warrants, in whole or in part from time to time, to purchase up to an aggregate amount of 1,527,560 shares of Common Stock at an exercise price of $0.0001 per share of Common Stock.  The May 2019 Warrants became immediately exercisable by ASSF IV upon issuance.  In addition to the adjustments described above, the number of shares of Common Stock issuable upon exercise of the May 2019 Warrants is subject to customary anti-dilution adjustments.

Series B Preferred Stock

The terms of the Series B Preferred Stock purchased by ASSF IV pursuant to the Equity Commitment Agreement are governed by the Certificate of Designations for the Series B Preferred Stock (the “Series B Certificate”).  The Series B Certificate provides that dividends accumulate on the Series B Preferred Stock at an initial rate of 18% per annum (which may be reduced to 15% following certain de-leveraging events with respect to the Issuer), provided that the Issuer may elect to pay dividends in cash on a quarterly basis at an initial rate of 15% per annum (which may be reduced to 13.5% following certain de-leveraging events with respect to the Issuer).  The Issuer is required to redeem all of the shares of Series B Preferred Stock on February 15, 2025 and may be required to redeem shares of Series B Preferred Stock from time to time in the event of a change of control or significant dispositions or equity sales by the Issuer.

As long as Ares and its affiliates hold at least 50% of the Series B Preferred Stock initially issued to ASSF IV on the Closing Date, the Series B Certificate provides Ares with the right to designate and appoint one director to the Board.  The Series B Certificate requires that such director appointed by Ares shall serve on each committee of the Board, subject to meeting the applicable requirements for service on such committee as set forth in the listing rules of NASDAQ, the rules and regulations of the Securities and Exchange Commission, the Issuer’s corporate governance guidelines and certain exceptions for conflicts of interest.  Ares has not yet exercised its right to designate and appoint a director to the Board.

The Series B Certificate provides Ares with certain consent rights over actions by the Issuer, including issuances of any equity securities that rank equal or senior to the Series B Preferred Stock, incurrence of certain indebtedness and any change of control or liquidation that would not result in the redemption in full of the Series B Preferred Stock.

If the Tranche 1 Investment is completed, the Series B Certificate will be amended and restated as described below under “B. August 2019 Transactions —Amended and Restated Series B Certificate”.

Amendment to Registration Rights Agreement

On May 20, 2019, ASSF IV entered into the second amendment (the “Registration Rights Amendment”) to the Issuer’s Registration Rights Agreement, dated as of March 26, 2018 by and among the Issuer and other investors (the “Registration Rights Agreement”).  As so amended, the Registration Rights Agreement requires the Issuer to use commercially reasonable efforts to amend its existing shelf registration statement, or file a new shelf registration statement, and make such registration statement effective as soon as practicable, for the resale of the Common Stock issuable upon exercise of the Warrants issued to ASSF IV pursuant to the Equity Commitment Agreement, subject to certain conditions.  As so amended, the Registration Rights Agreement also provides ASSF IV with customary “piggyback” registration rights with respect to registration statements filed by the Issuer.

If the Tranche 1 Investment is completed, the Registration Rights Agreement will be further amended as described below under “B. August 2019 Transactions — Third Amendment to Registration Rights Agreement”.

The foregoing summaries of the Equity Commitment Agreement, May 2019 Warrants, Series B Certificate and Registration Rights Amendment, in each case, do not purport to be complete and are subject to, and qualified in their entirety by, the full text of such documents, each of which is filed herewith as exhibits hereto, which are incorporated herein by reference.

B.            August 2019 Transactions

Second Equity Commitment Agreement

On August 13, 2019, ASSF IV and ASOF entered into an Equity Commitment Agreement (the “Second Equity Commitment Agreement”), by and among ASSF IV, ASOF, the Issuer and other parties thereto.  The Second Equity Commitment Agreement provides that the Issuer shall issue and sell to ASSF IV and ASOF 50,000 shares of Series B Preferred Stock (with amended terms, as compared to the terms of the existing Series B Preferred Stock) (“Tranche 1 Series B Preferred Stock”) and 900,000 Warrants (“Tranche 1 Warrants”) for an aggregate purchase price of $50,000,000 (the “Tranche 1 Investment”).  ASSF IV and ASOF will each purchase 25,000 shares of Tranche 1 Series B Preferred Stock and 450,000 Tranche 1 Warrants. The purchase and sale of the Tranche 1 Series B Preferred Stock and the Tranche 1 Warrants are subject to a number of conditions set forth in the Second Equity Commitment Agreement, but, subject to satisfaction of such conditions, are expected to occur on a closing date (the “Second ECA Closing Date”) within 12 business days of August 13, 2019.

In addition to the Tranche 1 Warrants issued on the Second ECA Closing Date, the Second Equity Commitment Agreement provides that the Issuer may be required to issue additional Warrants to ASSF IV and ASOF to the extent additional shares of Common Stock are issued pursuant to that certain Agreement and Plan of Merger, dated November 3, 2017, by and among the Issuer, IEA Energy Services, LLC, Infrastructure and Energy Alternatives, LLC, and the other parties thereto, upon conversion of the Issuer’s Series A Preferred Stock, and in the event of exercises of certain other warrants and equity rights.

The closing of Tranche 1 Investment is subject to various material closing conditions, including, but not limited to, the receipt of applicable government approvals, that no material adverse effect shall have occurred, no law or order being an impediment to consummation of the transaction, accuracy of the representations and warranties set forth in the Second Equity Commitment Agreement, review by NASDAQ, the filing of an amended and restated certificate of designations for the Series B Preferred Stock (the “Amended and Restated Series B Certificate”) with the Secretary of State of the State of Delaware and the Issuer’s payment of expenses.

Under the Second Equity Commitment Agreement, unless otherwise agreed by the parties or certain other conditions are not satisfied, the ROFR will terminate on September 13, 2019.

The Second Equity Commitment Agreement requires that, through September 13, 2019, the Issuer shall, and shall cause its affiliates and representatives to, use reasonable best efforts (subject to applicable fiduciary duties of the Board) to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate the transactions contemplated by the Non-Binding Term Sheet including, without limitation, (i) providing diligence materials, (ii) providing access to the Issuer and its subsidiaries representatives, (iii) obtaining consents, registrations and approvals to consummate the transactions contemplated by the Non-Binding Term Sheet, (iv) negotiating and executing, in good faith, definitive documentation for the consummation of the transactions contemplated by the Non-Binding Term Sheet and (v) otherwise negotiating in good faith with respect to the transactions contemplated by the Non-Binding Term Sheet.

Third Amendment to Registration Rights Agreement

On the Second ECA Closing Date, the Issuer, ASSF IV and ASOF will enter into the third amendment (the “Third Registration Rights Amendment”) to the Registration Rights Agreement.  The Third Registration Rights Amendment will require the Issuer to use commercially reasonable efforts to amend its existing shelf registration statement, or file a new shelf registration statement, and make such registration statement effective as soon as practicable, for the resale of the Common Stock issuable upon exercise of the Warrants issued to ASSF IV and ASOF pursuant to the Second Equity Commitment Agreement, subject to certain conditions.  The Third Registration Rights Amendment will also provide ASSF IV and ASOF with customary “piggyback” registration rights with respect to registration statements filed by the Issuer.

Amended and Restated Series B Certificate

The terms of the Series B Preferred Stock to be purchased by ASSF IV and ASOF pursuant to the Second Equity Commitment Agreement will be governed by the Amended and Restated Series B Certificate.  Upon the closing of the Tranche 1 Investment, all shares of Series B Preferred Stock (including the shares issued under the Equity Commitment Agreement) will be governed by the Amended and Restated Series B Certificate.

The Amended and Restated Series B Certificate will provide that dividends accumulate on the Series B Preferred Stock at an initial rate of 18% per annum (which may be reduced to 15% following certain de-leveraging events with respect to the Issuer), provided that the Issuer may elect to pay dividends in cash on a quarterly basis. If the Issuer elects to pay dividends in cash on a quarterly basis, the Amended and Restated Series B Certificate will provide that dividends accumulate on the Series B Preferred Stock at an initial rate of 15.0% per annum if the Issuer’s total net leverage ratio (as specified in the Amended and Restated Series B Certificate) is greater than 1.50 to 1.00 (which may be reduced to 13.5% following certain de-leveraging events with respect to the Issuer), and if the Issuer’s total net leverage ratio is less than or equal to 1.50 to 1.00, 13.5% per annum in the case of the Series B Preferred Stock issued on May 20, 2019 and 12.0% per annum in the case of the Tranche 1 Series B Preferred Stock to be issued at the Second ECA Closing Date. The Issuer will be required to redeem all of the shares of Series B Preferred Stock on February 15, 2025 and may be required to redeem shares of Series B Preferred Stock from time to time, including, but not limited to, in the event of a change of control or significant dispositions or equity sales by the Issuer.  In addition, the Amended and Restated Series B Certificate will provide that the Series B Preferred Stock will be required to be redeemed by the Issuer upon the occurrence of certain equity transactions with parties other than Ares and its affiliates that generate sufficient proceeds to redeem the Series B Preferred Stock.

Ares already holds the right to designate and appoint one director to the Board pursuant to the Series B Certificate, as described above, under “A. May 2019 Transactions—Series B Preferred Stock.”  Under the Amended and Restated Series B Certificate, as long as Ares and its affiliates hold at least 50.0% of the Tranche 1 Series B Preferred Stock issued to them on the Second ECA Closing Date, Ares will have the right to designate and appoint one additional director to the Board.  The Amended and Restated Series B Certificate will provide that such director may serve on each committee of the Board, subject to meeting the applicable requirements for service on such committee as set forth in the listing rules of NASDAQ, the rules and regulations of the Securities and Exchange Commission, the Issuer’s corporate governance guidelines and certain exceptions for conflicts of interest.

The Amended and Restated Series B Certificate will provide Ares with certain consent rights over actions by the Issuer, including, but not limited to, issuances of any equity securities that rank equal or senior to the Series B Preferred Stock, incurrence of certain indebtedness and any change of control or liquidation that would not result in the redemption in full of the Series B Preferred Stock.

Non-binding Term Sheet and Potential Tranche 2 Investment

On August 13, 2019, the Issuer entered into a non-binding indicative term sheet with Ares Management LLC, on behalf of one or more funds, investment vehicles and/or accounts managed or advised by Ares Management LLC or one or more of its affiliates (the “Non-Binding Term Sheet”) providing for, among other things:

•                  the sale of an additional 110,000 shares of Series B Preferred Stock and 4,600,000 Tranche 2 Warrants for an aggregate purchase price of $110.0 million, 60% of which will be purchased by one or more affiliates of or funds managed by Ares Management LLC (the “Potential Ares Tranche 2 Purchasers”) and 40% of which will be purchased by a third party purchaser not yet identified;

•                  either the purchase by the Potential Ares Tranche 2 Purchasers of all issued and outstanding shares of the Issuer’s Series A Preferred Stock (the “Series A Preferred Stock”) at a 10% discount to its liquidation preference and subsequent conversion of the acquired shares to Series B Preferred Stock (without giving effect to the discount), or the purchase by the Potential Ares Tranche 2 Purchasers of additional shares of Series B Preferred Stock and redemption by the Issuer of the issued and outstanding Series A Preferred Stock at a 10% discount to its liquidation preference using the proceeds thereof, in either case, with an additional 1,250,000 Warrants issued to the Potential Ares Tranche 2 Purchasers (together with the sale of the additional 110,000 shares of the Series B Preferred Stock and the additional 4,600,000 Tranche 2 Warrants, the “Potential Tranche 2 Investment”); and

•                  subject to the conditions described below, the entry by the Issuer into a merger agreement, with 60% of the consideration provided by the Potential Ares Tranche 2 Purchasers and 40% provided by a third party purchaser not yet identified to which all holders of Common Stock (excluding Oaktree Capital Management and its affiliates and certain insiders) would receive cash in the amount of $5.12 per share (as further described below), and Oaktree Capital Management and its affiliates and certain insiders would receive shares in the surviving entity (the “Merger”). Entry into a merger agreement will be subject to the Board’s recommendation (which will promptly be made at the request of the special committee of the Board) of the Merger to the stockholders of the Issuer and consummation of the Merger will be subject to (i) a majority of the holders of the Issuer’s common stock voting in favor of the Merger, (ii) a majority of the non-interested holders of the Issuer’s common stock voting in favor of the Merger, (iii) approval of the special committee of the Board, (iv) the holders of the Series A Preferred Stock voting in favor of the Merger to the extent required by the Certificate of Designation for the Series A Preferred Stock (if applicable) and (v) other conditions to be determined by the Potential Ares Tranche 2 Purchasers and other investors and accepted by the Issuer. The terms, conditions and form of the merger agreement will be customary for public company transactions (but subject to agreement on definitive documentation among the parties).

The Non-Binding Term Sheet provides that the Potential Tranche 2 Investment, if consummated, would include a right to participate by the Issuer’s common stockholders (subject to a maximum participation of 15% of the 110,000 shares of Series B Preferred Stock being issued and, if the Merger is consummated, an individual investment minimum of $50,000, an aggregate minimum of $3.0 million, a limit on the number of holders and other terms to be agreed between the Issuer and the Potential Ares Tranche 2 Purchasers, with approval of the special committee of the Board).

The Tranche 2 Warrants to be issued under the Potential Tranche 2 Investment will have anti-dilution provisions.

The Potential Tranche 2 Investment and the Merger are proposals that remain subject to, among other things, (i) a due diligence review by the Potential Ares Tranche 2 Purchasers of the Issuer satisfactory to Potential Ares Tranche 2 Purchasers in their sole subjective discretion, (ii) receipt of final internal approvals by the Potential Ares Tranche 2 Purchasers, (iii) negotiation of definitive documentation, (iv) required shareholder and regulatory approvals, including the approval of the NASDAQ, (v) approval of the special committee of the Board and (vi) participation by a not yet identified third party purchaser for 40% of the Tranche 1 Investment, Potential Tranche 2 Investment and the Merger. The Non-Binding Term Sheet is non-binding, and there can be no assurance that the Issuer will enter into a binding agreement or consummate the Potential Tranche 2 Investment or the Merger. Because of the non-binding nature of the Non-Binding Term Sheet, the Potential Ares Tranche 2 Purchasers have no obligation to complete the Potential Tranche 2 Investment or the Merger.

The foregoing summaries of the Second Equity Commitment Agreement (including the forms of Tranche 1 Warrants and the Amended and Restated Series B Certificate included as exhibits to the Second Equity Commitment Agreement) and the Non-Binding Term Sheet (included as an exhibit to the Second Equity Commitment Agreement), in each case, do not purport to be complete and are subject to, and qualified in their entirety by, the full text of such documents, each of which is filed herewith as exhibits hereto or is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Item 7 of the Original Schedule 13D is hereby amended by adding the following:

Exhibit 5.1

Second Equity Commitment Agreement, dated as of August 13, 2019, by and among Infrastructure and Energy Alternatives, Inc., the Commitment Parties party thereto and Oaktree Power Opportunities Fund III Delaware, L.P. (incorporated by reference to Exhibit 10.1 to the Issuer’s Quarterly Report on Form 10-Q filed on August 14, 2019).

Exhibit 99.2	Joint Filing Agreement, dated as of August 15, 2019, by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 15, 2019

ARES SPECIAL SITUATIONS FUND IV, L.P.

By:	ASSF OPERATING MANAGER IV, L.P.
Its:	Manager

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ASSF OPERATING MANAGER IV, L.P.

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ASOF HOLDINGS I, L.P.

By:	ASOF INVESTMENT MANAGEMENT LLC
Its:	Manager

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ASOF INVESTMENT MANAGEMENT LLC

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ARES MANAGEMENT LLC

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ARES MANAGEMENT HOLDINGS L.P.

By:	ARES HOLDCO LLC
Its:	General Partner

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ARES HOLDCO LLC

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ARES HOLDINGS INC.

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ARES MANAGEMENT CORPORATION

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ARES MANAGEMENT GP LLC

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ARES VOTING LLC

By:	ARES PARTNERS HOLDCO LLC
Its Sole Member

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ARES PARTNERS HOLDCO LLC

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

EXHIBIT INDEX

Exhibit 5.1

Second Equity Commitment Agreement, dated as of August 13, 2019, by and among Infrastructure and Energy Alternatives, Inc., the Commitment Parties party thereto and Oaktree Power Opportunities Fund III Delaware, L.P. (incorporated by reference to Exhibit 10.1 to the Issuer’s Quarterly Report on Form 10-Q filed on August 14, 2019).

Exhibit 99.2	Joint Filing Agreement, dated as of August 15, 2019, by and among the Reporting Persons.